January 12, 2015

Via EDGAR and E-mail

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Mr. John Reynolds

Re:	Acceleration Request for Laboratory Corporation of America Holdings
Registration Statement on Form S-4
(File No. 333-200614)

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Laboratory Corporation of America Holdings (the “Company”) respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on January 14, 2015, or as soon as practicable thereafter. In making this acceleration request, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Krishna Veeraraghavan at Sullivan & Cromwell LLP via telephone at (212) 558-4000 or via e-mail at veeraraghavank@sullcrom.com.

Yours truly,

Laboratory Corporation of America Holdings

/s/ F. Samuel Eberts III
Name:	F. Samuel Eberts III
Title:	Senior Vice President, Chief Legal Officer and Secretary